

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

Mr. Philip Lo
Chief Financial Officer
Wuhan General Group (China), Inc.
Canglong Science Park of Wuhan East Lake Hi-Tech Zone
Wuhan, Hubei, People's Republic of China 430200

     RE: **Wuhan General Group (China), Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Forms 10-Q for the Fiscal Periods Ended March 31, 2010, June 30,
           2010 and September 30, 2010
           File No. 1-34125

Dear Mr. Lo:

     We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Rufus Decker
           Accounting Branch Chief